Exhibit 77C

ROYCE VALUE TRUST, INC.

At the 2009 Annual Meeting of Stockholders held on September 23, 2009, the Fund's stockholders elected four Directors, consisting of:

	Votes For	Votes Withheld
*Charles M. Royce	64,235,213	1,332,858
*G. Peter O'Brien	64,168,654	1,399,417
**William L. Koke	8,290,443	129,275
**David L. Meister	8,297,589	122,129

*Common Stock and Preferred Stock voting together as a single class

**Preferred Stock voting as a separate class